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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

LORAL SPACE & COMMUNICATIONS INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
543881106
(CUSIP Number)
J. Kevin Ciavarra
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 21, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	543881106	13 D	Page	2	of	12

1	NAMES OF REPORTING PERSONS: Highland Multi-Strategy Onshore Master SubFund, L.L.C., a Delaware limited liability company

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-5237162

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		100,150

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		100,150

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	100,150

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	543881106	13 D	Page	3	of	12

1	NAMES OF REPORTING PERSONS: Highland Multi-Strategy Master Fund L.P., a Bermuda limited partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		100,150

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		100,150

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	100,150

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	543881106	13 D	Page	4	of	12

1	NAMES OF REPORTING PERSONS: Highland Multi-Strategy Fund GP, L.P., a Delaware limited partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		100,150

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		100,150

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	100,150

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	543881106	13 D	Page	5	of	12

1	NAMES OF REPORTING PERSONS: Highland Multi-Strategy Fund GP, L.L.C., a Delaware limited liability company

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		100,150

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		100,150

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	100,150

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	543881106	13 D	Page	6	of	12

1	NAMES OF REPORTING PERSONS: Highland Capital Management, L.P., a Delaware limited partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-2716725

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF/BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,159,676

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,159,676

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,159,676

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA/PN

CUSIP No.	543881106	13 D	Page	7	of	12

1	NAMES OF REPORTING PERSONS: Strand Advisors, Inc., a Delaware corporation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	95-4440863

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF/BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,159,676

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,159,676

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,159,676

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	543881106	13 D	Page	8	of	12

1	NAMES OF REPORTING PERSONS: James Dondero

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF/BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,159,676

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,159,676

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,159,676

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	543881106	13 D	Page	9	of	12
     This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 24, 2006, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on October 25, 2006, Amendment No. 2 to Schedule 13D filed with the Commission on November 17, 2006, and Amendment No. 3 to Schedule 13D filed with the Commission on March 15, 2007 (as amended, the “Schedule 13D”). Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.
Item 4. Purpose of the Transaction.
     Item 4 is hereby supplemented as follows:
     On March 21, 2007, Highland Crusader Offshore Partners, L.P. filed an action on behalf of a class of stockholders of the Issuer seeking to remedy injuries Highland believes were inflicted upon minority stockholders of the Issuer as a result of the transaction between the Issuer and MHR Fund Management LLC (“MHR”) whereby the Issuer sold $300 million of convertible perpetual preferred stock to affiliates of MHR.
     A copy of the complaint filed by Highland Crusader Offshore Partners, L.P. in the Court of Chancery of the State of Delaware is attached hereto as Exhibit 99.9.

CUSIP No. 543881106	13D	Page 10 of 12 Pages
Item 7. Material to be Filed as Exhibits.
     Item 7 is hereby amended and supplemented as follows:
     Exhibit 99.9 Complaint filed by Highland Crusader Offshore Partners, L.P. in the Court of Chancery of the State of Delaware on March 21, 2007.

CUSIP No. 543881106	13D	Page 11 of 12 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 28, 2007

HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.

By:	Highland Crusader Fund GP, L.P.,
its general partner
By:	Highland Crusader Fund GP, LLC,
its general partner
By:	Highland Capital Management, L.P.,
its sole member
By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
James Dondero, President

HIGHLAND MULTI-STRATEGY ONSHORE MASTER SUBFUND, L.L.C.

By:	Highland Multi-Strategy Master Fund L.P.,
its managing member
By:	Highland Multi-Strategy Fund GP, L.P.,
its general partner
By:	Highland Multi-Strategy Fund GP, L.L.C.,
its general partner
By:	Highland Capital Management, L.P.,
its sole member
By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
James Dondero, President

HIGHLAND MULTI-STRATEGY MASTER FUND, L.P.

By:	Highland Multi-Strategy Fund GP, L.P.,
its general partner
By:	Highland Multi-Strategy Fund GP, L.L.C.,
its general partner
By:	Highland Capital Management, L.P.,
its sole member
By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
James Dondero, President

HIGHLAND MULTI-STRATEGY FUND GP, L.P.

By:	Highland Multi-Strategy Fund GP, L.L.C.,
its general partner
By:	Highland Capital Management, L.P.,
its sole member
By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
James Dondero, President

HIGHLAND MULTI-STRATEGY FUND GP, L.L.C.

By:	Highland Capital Management, L.P.,
its sole member
By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
James Dondero, President

CUSIP No. 543881106	13D	Page 12 of 12 Pages

HIGHLAND CAPITAL MANAGEMENT, L.P.

By:	/s/ James Dondero
James Dondero, President

STRAND ADVISORS, INC.

By:	/s/ James Dondero
James Dondero, President

/s/ James Dondero
James Dondero